# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeloc Technologies, CIK 0001493137
CUSIP: 53220Y207
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 12441 West 49th Ave., Unit #4, Wheat Ridge, Colorado (CO), 80033
Date of event which requires filing of this statement: 07/23/2024
Filed by CIK 0001091959
Persons authorized to receive notices and communications: Vern D. Kornelsen, 4605 Denice Drive, Englewood, Colorado (CO), 80111, 303-796-9192

## Reporting persons
- EDCO Partners LLLP (CIK 0001091959): type of reporting person: partnership (PN); citizenship or place of organization: Colorado (CO); source of funds: personal funds (PF); sole voting power 2,100,119; shared voting power 0; sole dispositive power 2,100,119; shared dispositive power 0; aggregate amount beneficially owned 2,100,119 (76.3% of the class)
- Vern D. Kornelsen (CIK 0001052516): type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); source of funds: personal funds (PF); sole voting power 2,134,245; shared voting power 0; sole dispositive power 2,134,245; shared dispositive power 0; aggregate amount beneficially owned 2,134,245 (77.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Lifeloc Technologies
Address of issuer's principal executive offices: 12441 West 49th Ave., Unit #4, Wheat Ridge, Colorado (CO), 80033
Comment:
This Schedule 13D is being filed to replace the Schedule 13G filed on February 14, 2012. The Reporting Persons did not previously file this Schedule 13D due to a mistaken belief that no such filing was required. Upon recently determining that a Schedule 13D filing obligation existed, the Reporting Person is filing this Schedule 13D promptly.

The percentages in Box 13 above are based on 2,752,616 shares of Common Stock issued and outstanding as of March 31, 2025.

## Item 2. Identity and Background
Name of person filing:
i. EDCO Partners LLLP ("EDCO"); and
ii. Vern D. Kornelsen, an individual, as general partner of EDCO.
Residence or business address: The business address of each of the Reporting Persons is 4605 S Denice Dr., Englewood, CO 80111.
Present principal occupation or employment: The principal business of Mr. Kornelsen consists of performing the functions of, and serving as general partner of EDCO, and serving as Chief Financial Officer, Secretary and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Kornelsen is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 23, 2024, EDCO used capital contributions of its limited partners to purchase 210,000 shares of the Issuer's Common Stock in a private placement transaction.

On February 28, 2025, EDCO used capital contributions of its limited partners to purchase 34,800 shares of the Issuer's Common Stock in a private placement transaction.

Prior to July 23, 2024, EDCO held 1,855,319 shares of the Issuer's Common Stock, acquired in transactions previously reported on beneficial ownership reports on Schedule 13G.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased securities of the issuer for investment purposes.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on 2,752,616 shares of the Issuer's Common Stock outstanding as of March 31, 2025, EDCO had sole power to vote and direct the disposition of 2,100,119 shares of Common Stock as of March 31, 2025, constituting approximately 76.3%. EDCO is controlled by its sole general partner, Vern D. Kornelsen, who exercises sole voting and dispositive power over all the shares of Common Stock held by EDCO, and holds 34,126 shares of Common Stock directly. As a result, Mr. Kornelsen has sole power to vote and direct the disposition of 2,134,245 shares of Common Stock, constituting approximately 77.5%.
Number of shares as to which each person has sole or shared power to vote or dispose: On July 23, 2024, EDCO used capital contributions of its limited partners to purchase 210,000 shares of the Issuer's Common Stock in a private placement transaction. On February 28, 2025, EDCO used capital contributions of its limited partners to purchase 34,800 shares of the Issuer's Common Stock in a private placement transaction.
Transactions in the class effected during the past sixty days: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- EDCO Partners LLLP: /s/ Vern D. Kornelsen, Vern D. Kornelsen (04/18/2025)
- Vern D. Kornelsen: /s/ Vern D. Kornelsen, Vern D. Kornelsen (04/18/2025)